U[redacted]COMMISSION
549

BD 3/11 *

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

]

Pursuan

06002254

nd Dealers
.change Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-53735

A/S 3/15/6

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RECEIVED FEB 23 2006 WASH., D.C. 213 SECTION PROCESSING

Official Use Only
FIRM ID. NO.

McColl Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 North Tryon Street, Suite 5400
(No. and Street)

PROCESSED MAR 17 2006

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Ryan (704) 333-0528
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Dixon Hughes PLLC

101 South Tryon Street	Charlotte	NC	28280
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CH 3/16/06

OATH OR AFFIRMATION

I, Patrick J. Ryan, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of McColl Partners, LLC as of December 31, 2005, are true and correct. I further or affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Stephanie Stamatis
Notary Public My commission Expires: 10/22/08

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Table of Contents

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
McColl Partners, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of McColl Partners, LLC, (the "Company") as of December 31, 2005 and 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of McColl Partners, LLC as of December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Charlotte, North Carolina
February 20, 2006

3600 Bank of America Plaza
101 South Tryon Street
Charlotte, NC 28280
Ph. 704.334.3600 Fx. 704.372.0303
www.dixon-hughes.com

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Statements of Financial Condition
December 31, 2005 and 2004

Assets

	2005	2004
Cash	$ 462,274	$3,080,674
Certificate of deposit	--	400,654
Municipal bonds	5,986,940	--
Accounts receivable, net of allowance for doubtful accounts	420,288	182,798
Equity securities owned, at fair value	322,000	980,000
Prepaid expenses	34,286	102,518
Property and equipment, net of accumulated depreciation	483,475	141,103
Total assets	$7,709,263	$4,887,747

Liabilities and Member's Equity

	2005	2004
Compensation payable	$ 760,000	$ 427,050
Deferred revenue	366,000	220,079
Accounts payable and other liabilities	254,263	101,969
Obligations under capital leases	7,210	14,025
Total liabilities	1,387,473	763,123
Member's equity	6,321,790	4,124,624
Total liabilities and member's equity	$7,709,263	$4,887,747

The accompanying notes are an integral part of these financial statements.

MCCOLL PARTNERS, LLC

(a wholly-owned subsidiary of The McColl Group LLC)
Notes to Financial Statements
December 31, 2005

1. Description of Organization

McColl Partners, LLC (the "Company"), a wholly-owned subsidiary of The McColl Group LLC (the "Parent"), was formed as a North Carolina limited liability company on May 25, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is also a registered investment adviser with the North Carolina Securities Division.

The Company offers investment banking advisory services to private and public clients in connection with mergers and acquisition, private capital raises and valuation assignments. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Cash – The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents. Deposit balances in a single financial institution in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation. The Company has not experienced losses in such deposit accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Certificate of deposit – Certificate of deposit had a nine month maturity term and earned interest at 1.99% per annum at December 31, 2004. Interest was compounded monthly and was reinvested.

Accounts receivable – Accounts receivable, net of allowance for doubtful accounts, includes amounts billed and receivable from clients in connection with investment banking advisory services rendered, including related reimbursable out-of-pocket expenses. Unbilled reimbursable out-of-pocket expenses were $60,960 and $20,200 at December 31, 2005 and 2004, respectively. The allowance for doubtful accounts was $202,899 and $612,210 at December 31, 2005 and 2004, respectively. Credit is extended based on evaluation of the customer's financial condition and, generally, collateral is not required. The Company provides an allowance for doubtful collections that is based upon a review of outstanding receivables.

Municipal bonds – Municipal bonds represent North Carolina issues held under Variable Rate Demand Obligations (VRDOs) and R-Floats instruments, which are classified as trading securities. The bonds are traded at par value, interest is reset weekly and the instruments provide seven-day liquidity.

Equity securities owned – Equity securities owned may include both marketable securities and securities not readily marketable. Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market, that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or that cannot be offered or sold because of other arrangements, restrictions (one year or greater), or conditions applicable to the securities or to the Company.

Marketable securities are recorded at market value, which is estimated using quoted market prices. Securities not readily marketable are recorded at fair value as determined by management using pricing models and other relevant information. Where securities have certain trading restrictions, the Company may apply a discount to the quoted market prices or the estimated fair value. Any gains or losses resulting from changes in market value are reflected in revenue as unrealized gain/loss on securities owned.

Property and equipment - Property and equipment is recorded at cost and consists of office equipment purchased and office equipment held under capital leases. Purchased property and equipment is depreciated over the respective lives of the assets. Property and equipment under capital leases is depreciated over the respective lease terms, generally five years. Accumulated depreciation was $93,126 and $42,098 at December 31, 2005 and 2004, respectively.

Deferred revenue – The Company may receive up-front retainer fees in connection with providing investment banking advisory services to its clients. The Company recognizes these up-front fees as income over the estimated life of the services period, generally ten months. Deferred revenue as of December 31, 2005 and December 31, 2004 represents retainer fees paid for advisory services to be rendered in 2006 and 2005, respectively.

Accounts payable and other liabilities - Accounts payable and other liabilities include amounts payable in the ordinary course of business.

Income taxes – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the members of The McColl Group LLC and no income tax provision is recorded by the Company.

Management estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Equity Securities Owned

Not readily marketable securities at December 31, 2005 and 2004 include the following:

	2005	2004
Corporate stocks	$ 90,000	$ 90,000
Warrants	232,000	890,000
Total	$322,000	$980,000

4. Obligations Under Capital Leases

The Company leases certain property and equipment under various capital lease arrangements that expire in 2006. Assets recorded under capitalized lease obligations and included in property and equipment, net, as of December 31, 2005 and 2004 include equipment in the amount of $32,415, with accumulated depreciation of $25,920 and $19,440, respectively. Minimum lease payments under capital leases are summarized as follows:

2006	$ 7,920
Amount representing executory costs	499
Amount representing interest costs	211
Obligations under capital leases	$ 7,210

5. Commitment and Contingencies

The Company leases its office under an operating lease, which began in November 2005. The lease has a term of fifty-six months with options to extend the term for successive twenty-four and fifty-six month periods. The lease has an escalating rent clause of 2.5% per year.

6. Member's Equity

Member's equity includes one class of membership interest. The Parent owns a 100% interest in the Company. Members of the Parent participate in the investment banking advisory activities of the Company.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the disclosure of estimated fair values for financial instruments. Fair values for the Company's financial instruments are estimated using quoted market prices. Fair values for the Company's financial instruments for which there are no quoted market prices are determined by management using pricing models.

8. Defined Contribution Plan

The Company sponsors a 401(k) profit sharing plan. All full time employees over 21 years old with one year of service are eligible. The Company profit sharing contribution is discretionary.

9. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company had an excess of net capital of $4,880,938. The Company's ratio of aggregate indebtedness to net capital was .28 to 1.